SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-41980

SENSTAR TECHNOLOGIES CORPORATION
 (Translation of registrant’s name into English)

119 John Cavanaugh Drive
Ottawa, Ontario
Canada, K0A 1L0
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

The following exhibits are attached:

99.1	Senstar Technologies Corporation Annual Meeting of Shareholders Proxy Statement
99.2	Form of Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2025

Senstar Technologies Corporation

By:  /s/ Alicia Kelly
Name: Alicia Kelly
Title: Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1 99.2	Senstar Technologies Corporation Annual Meeting of Shareholders Proxy Statement Proxy Card